GEOLOGICAL VALUATOIN REPORT
OF THE
PAMPA DE PONGO PROPERTY
AREQUIPA DEPARTMENT, CARAVELI PROVINCE, PERU

Geographical Centre
Pampa de Pongo
Longitude 74° 49’ 30” W - Latitude 15° 22’ 30” S

Prepared for
Cardero Resource Corp.
1901-1177 West Hastings Street
Vancouver, BC,
V6E 2K3

By

J. N. Helsen, Pd. D., P. Geo.
Consulting Geologist
August 6, 2005

TABLE OF CONTENTS

Summary
Introduction and Terms of Reference
Disclaimer
Location and Porperty Description
Accessibility, Climate, Physiography, Local Resources and Infrastructure
History
Geological Setting
Regional Geology
Property Geology
Deposit Types
Mineralization
Exploration
Geophysical Survey
Geochemical Survey
Drilling
Sampling Method and Approach and Data Verification
Metallurgical Testing and Specific Gravity Measurements
Mineral Resource and Mineral Reserves
Interpretation and Conclusions
Recommendations
Proposed Budget for Additional Diamond Drilling, Geochemistry and Contingency Purposes
Certificate
List of References
Appendix I. Diamond Drill Hole Core Logs of Pampa de Pongo (Belik)
Appendix II. ALS-Chemex Certificates of DDH core Analyses
Addendum of August 31, 2005 on Data Verification and Inferred Resources

List of Figures
Figure 1.	Simplified geology map of Peru with the location of the Pampa de Pongo Property (modified after Putzer, 1976)
Figure 2.	Mineral concession map, Pampa de Pongo Property (Belik, 2005)
Figure 3.	Surface geology, geophysics, and drill hole locations (Belik, 2005)
Figure 4.	Summary of the stratigraphic column (Hawkes st. al, 2002)
Figure 5.	Marcona section E-grid (Mine 4)
Figure 6.	Summary of the mineral paragenesis of Fe oxide and principal sulphides.
Figure 7.	Specific gravity versus iron grade - Pampa de Pongo mineralizatoin.
Figure 8.	Section A-A' - Central Zone (Belik)
Figure 9.	Section B-B ' - Central Zone (Belik)
Figure 10.	Sectoin C-C' - SOuth Zone (Belik)

List of Tables
Table 1. .	The Pampa de Pongo Claims with theri anniversary date, code and size
Table 2.	Summary of the fault system characteristics in the Marcona mine district
Table 3.	Resources of the Marcona Mine and the Pampa de Pongo prospect
Table 4.	The characteristics of the diamond drill holes collared by Cardero (Belik, 2005)
Table 5.	Target and results summary of the Cardero diamond drill holes (Belik, 2005)
Table 6.	Comparison of original and re-split results for Fe, Cu, and Au (Belik, 2005)
Table 7.	Gold reruns to check nugget effect in two samples of DDH04-19 (Belik 2005)
Table 8.	Specific gravity Measurements of various type of mineralization (Belik 2005)
Table 9.	Some intersting facts about the LKAB mines Kiruna and Malmberget in Northern Sweden
Table 10.	Intercepts used in the Central Zone resources calculations
Table 11.	WEeighted Average of mineralizatoin after combining RTDDH-1 & DDH04-21 (Belik 2005)
Table 12.	Calculated acerage thickness of the Pampa de Pongo deposit
Table 13.	Total inferred resources (million metric tonnes) as calculated by Belik and Helsen
Table 14.	Calulation of the area, weighted averages for grades of Fe, Cu, and Au for each cell and/or block
Table 15.	Total inferred resources (million metric tonnes) for the South Zone as calculated by Belik.
Table 16.	Inferred Resources of the Central and South Zones of the Pampa de Pongo property

List of Photographs
Photo 1.	Panoramic View from West to East of the Pampa de Pongo Central Zone deposit
Photo 2.	Diamond drill core of holes DDH-13, -19, and -21, laid out in front of the storage site in Lomas, DDH04-20A is laid out at the back
Photo 3.	Storage of the Rio Tintos holes TRDDH-1 to -9 in Lima at the Geotec facilities.
Photo 4.	Crackled breccia with epidote alteration at 152 m depth in DDH04-20A
Photo 5.	Intra- and post-mineralization andesitic dykes, sill, and small stocks known as "ocoities" with abundant feldspar phenocrysts
Photo 6.	At 320 m depthh in DDH04-20A replit (1/4 sample) core of massive magnetite
Photo 7.	Magnetite at the edge of a carbonate vein with long needles of actinolite often replaced by sulphides - DDH04-20Aat 389 m of depth
Photo 8.	Massive magnetite and a vein zone with calcite + well crystallized magnetite and finer magnetite + abundant serpentinization
Photo 9.	Well crystallized magnetite crystals and calcite vein near the bottom of the DDH04-20A

SUMMARY

Rio Tinto Mining and Exploration, Sucursal Perú carried out an extensive airborne exploration program which resulted in the discovery of two airborne magnetic anomalies about 5 km apart. This discovery was followed by additional geophysical and geological surveys, diamond drilling by Rio Tinto and from 2004 by Cardero Resource Corp., and by 3D magnetic modeling of the acquired geophysical data. Cardero is the present owner of what is now called the Pampa de Pongo property, located only a few kilometers south of the Marcona magnetite mine operations. Both Marcona and Pampa de Pongo occur in a desert environment in the Coastal Cordillera of Southern Peru, a belt of magnetite deposits which show many characteristics similar to other magnetite deposits in Peru as well as in the Cretaceous iron belt of Northern Chile. These magnetite ore bodies belong to a family of deposits now commonly known as iron-oxide ± Cu-Au or IOCG deposits.

The mineralization occurs as large semi-massive to massive replacement zones. The host rock consists of sedimentary and volcanic units of the Upper Jurassic Jahuay Formation. Good continuity of mineralization appears to exist in the central part of the deposit with thick intervals of continuous uniform mineralization. A halo of lower grade stockwork and breccia mineralization surrounds the deposits.

Subsequent diamond drilling programs confirmed the existence of two magnetite ore deposits. Resources were calculated for both magnetite bodies by combining the drill results from both Rio Tinto and Cardero.  Cardero drilled a total of ± 4,597 m of HQ (max 400 m) followed by NQ size core for greater depths. The inferred resource estimates are as follows:

Inferred Resources of the Central Zone and South Zones of the Pampa de Pongo property.

Mineralized Zone	Inferred Resources	Grade Fe %, Cu %, Au g/T
Central Zone	848 Million tonnes	44.9, 0.12, 0.07
South Zone – East	100	43.0, 0.15, 0.22
South Zone – West	5	43.8, 0.27, 0.26
Total	953	44.7, 0.12, 0.09

Diamond drilling proved to be difficult and expensive because of the extensive and thick aeolian sands and alluvial deposits that cover the magnetite ore bodies at depth. The deepest drill hole reached a depth of ± 785 m below surface with magnetite mineralization starting at around 416 m below surface.

This evokes immediately the type of mining to be used since an open pit operation is out of the question. In this regard the Kiruna and Malmberget mines are mentioned for their successful sublevel block caving method of mining for more than 100 years. Kiruna very recently opened up a new, fully automated haulage level at more than 1,000 m below surface.

The Pampa de Pongo is located at only a few kilometers away from the small Lomas settlement were the core is securely stored and which has some limited lodging and restaurant facilities. The overall infrastructure of the region, however, is good because of the nearby Panamericana highway, the operating Marcona mine and the San Nicolas deep sea port.

A preliminary budget for additional diamond drilling on a denser grid system in order to improve on the “inferred resource” category is included.

INTRODUCTION AND TERMS OF REFERENCE

At the request of Cardero Resource Corp. (Cardero) of Vancouver, the author of this report traveled to Peru to valuate, as an independent geologist and qualified person (Q.P.), the Pampa de Pongo iron-oxide copper-gold (IOCG) deposit in the Marcona district in southern Peru. This evaluation is based to a high degree on the work and information as provided by Mr. Gary Belik, chief geologist and manager of the project. Mr. Belik supervised the exploration work carried out by Cardero and established the core handling, logging, sampling, security and shipping procedures for the drill part of the program. Much of this information is in the report by G. Belik (March 22, 2005).

The field evaluation was carried out between April 7 and 14, 2005, including travel days from and to Vancouver. In Lomas, the small settlement close to the property, an extensive briefing was given with maps and 3D modeling of the magnetic data, followed by a site visit of the property and subsequent investigation of the core of Cardero diamond drill holes, laid out on the grounds of the secure site where the core is kept.

In Lima, at the facilities of the Geotech Limited company, the core of two diamond drill holes (RTDDH-01 and RTDDH02) collared by Rio Tinto Mining and Exploration Ltd., Sucursal Perú (Rio Tinto) was investigated. The core boxes were stacked in piles without much order (Photo 3). These boxes have now been moved into a secure building at the same premises, and are stacked in piles corresponding to each drill hole.

DISCLAIMER

The present author has relied on information provided by Cardero Resource Corp. and/or Gary Belik concerning the status, ownership and location of the mineral titles comprising the property but has not independently verified or attempted to verify the accuracy, completeness or authenticity of the information and disclaims responsibility for such information. The author is not aware, however, of any information that would lead him to believe that the claim information as presented is not accurate or is unreliable.

LOCATION AND PROPERTY DESCRIPTION

The Pampa de Pongo property is located in the southern coastal region of Peru (Fig.1). The property can be reached via the Panamericana Highway from Lima to Nazca (460 km) and another 85 km from Nazca to the Lomas village on the coast. Pampa de Pongo is located only a few kilometers from Lomas where accommodation facilities are available and where also the Cardero core is securely stored.

The geographical centre of the Pampa de Pongo property is located at Longitude 74° 49’ 30” W / Latitude 15° 22’ 30” S.

The property consists of eight adjoining claims forming an area measuring 15 km in length and up to 6 km in width (Fig. 2). The property is located in the Caravelí Province of the Department of Arequipa.

The eight adjoining claims are given in Table 1 below.

Rio Tinto Mining and Exploration, Sucursal Perú (Rio Tinto or RTME) is the recorded owner of the claims. Cardero Resource Corp. has an option to purchase a 100% undivided interest in the property by making staged payments totaling US$ 565,000 and issuing 70,000 shares over a four year period ending on January 27, 2008. At the time of writing this report an amount of US$ 115,000 has been paid and 70,000 shares were issued.

Table 1. The claims that make up the Pampa de Pongo property with their anniversary date, code and size.

Claim Name	Anniversary Date	Code	Area in Hectares
Retozo 50	07-Dec-05	01-03279	1,000
Retozo 85	20-April-05	01-02245	1,000
Retozo 86	20-April-05	01-02246	1,000
Retozo 90	20-April-05	01-02250	1,000
Retozo 91	20-April-05	01-02251	1,000
Retozo 92	20-April-05	01-02252	1,000
Retozo 101	20-April-05	01-02261	1,000
Retozo 102	20-April-05	01-02263	1,000
		Total Area:	8,000

LEGEND
Andes Batholith
Mesozoic-Cenozoic Volcanic Belt
Mesozoic Sedimentary Belt
Paleozoic sediments &and metamorphic rocks
Cenozoic sediments
150 km
Tumbes
Tambo Grande
Chiclayo
Trujillo
LIMA
Pisco
Marcona
Acari
Mollendo
Arica
LA PAZ
Napo
Pastaza
Marañon
Huallaga
Ucayali
Madre de Dios
Portovelo
Michiquillay
Antamina
Cerro de Pasco
S. Vicente
Cobriza
Ayacucho
Vilcabamba
Marcapata
Cayllome
Arequipa
Cuajones
Toquepala
Titicaca
Pu 95

Figure 1. Simplified geology map of Peru with the location of the Pampa de Pongo Property (modified after Putzer).

Retozo 60
Retozo 85
Retozo 86
Retozo 90
Retozo 91
Retozo 92
Retozo 101
Retozo 102
Pan American Highway
UTM Zone 18, Southern Hemisphere (WGS 84)
0
1.0
2.0
3.0 Km

Fig.2 Mineral Concession Map, Pampa de Pongo Property

Figure 2. Mineral concession map, Pampa de Pongo Property (Belik).

ACCESSIBILITY, CLIMATE, PHYSIOGRAPHY, LOCAL RESOURCES & INFRASTRUCTURE

Accessibility

Pampa de Pongo is located close to the Carretera Panamericana and can be accessed via secondary gravely to sandy roads which form part of the old road system to the Acarí iron mine which was abandoned in 1968 and is located just east of the property. All parts of the Pampa de Pongo property can easily be reached along the secondary road network by a combination of 4x4 truck and walking.

Infrastructure

The infrastructure is well developed because of the nearby Marcona mine, the Panamericana highway which connects Lima with Arequipa and the San Nicolás deep sea port some 40 km from the property. Limited accommodation and restaurant facilities are available in Lomas, close to the property.

Nazca, a major tourist centre because of the so called “Nazca Lines” is a community with a population of about 20,000 inhabitants. It has most amenities that come with tourism and is the nearest major centre some 50 km north of Lomas or Pampa de Pongo.

Physiography

The coastal plain extends from the Western foothills of the Andes and represents an arid and flat lying area which is known as the Coastal Pampas. These pampas are supposed to be formed by the filling of tectonic and/or topographic depressions with marine or continental clastics depending on the part of Peru where they appear during Late Tertiary-Quaternary. Over great extensions the pampas are covered by an almost continuous package of conglomerates and gravel, intercalated with sand and clay and banks of alluvial origin. These alluvial deposits and aeolian Quaternary material vary in thickness from a few meters to accumulations of over hundred meters.

Climate

This coastal plain region represents a desert environment with little to no rain accumulation. Existing rivers are generally short lived if and when they receive water from heavy rain falls in the Andes during the summer months and from melting snow from the high mountain peaks. The little vegetation is adapted to the scarcity of the water. Surrounding hills may contain sparse grasses and small scattered cacti. During the summer months it can be very hot but the inflow from cooler and moist air early in the morning or late in the day have a moderating effect. From May to September big dense and cooler fog banks roll in from the coast during the day and reduce the temperatures. Southern winds generally blow during the afternoon throughout the year causing drifting sand and sand storms.

HISTORY

In the early nineties Rio Tinto started an exploration program in the Marcona Iron-Oxide-Copper-Gold region designed to identify potential IOCG targets. As part of this exploration program an airborne magnetic-radiometric survey was carried out. Follow-up test drilling in 1994 of an identified airborne target led to RTME’s discovery of Pampa de Pongo. It was a blind target completely concealed by the overlying aeolian sands (Photo 1).

In subsequent follow-up drilling during 1995 and 1996, RTME identified widespread magnetite mineralization hosted in sediments and volcanics of Lower Paleozoic and Mesozoic age.

The mineralization occurs in a structural corridor with a NW strike and measuring 1 km in width and more than 6 km in length.

Results of the RTME exploration work are discussed in a technical paper on the Marcona IOCG district by RTME staff and Queen’s University researchers. The technical report was published in 2002 by Porter, T. M. (see List of References). In this paper the authors conclude that at Pampa de Pongo “Wide spaced drilling suggests a potential resource of 1,000 Mt comprising approximately 75% magnetite.”

The exploration work carried out by RTME consists of the following:

  9 diamond drill holes: total of 4,883.6 m, with a maximum depth of 800.4 m
  6 RC drill holes: total 1,401 m with a maximum depth of 253 m
  200 m line spaced heli-magnetic and radiometric survey
  3277 gravity stations: lines 100-200 m apart and 25 m station intervals
  1227 rock chip samples
  An enzyme leach soil sampling program
  Dipole-dipole IP
    7 lines at 100 m spacing for 29.3 km
    3 lines at 200 m spacing for 12.8 km
  Geological mapping
  Metallurgical and mineralogical studies

Preliminary metallurgical test work by RTME indicated that a simple low intensity magmatic separation could produce a saleable concentrate grading from 66 % to 69 % iron.

Photo 1.  Panoramic view of the Pampa de Pongo Central Zone deposit outline, at the surface seen from the most southern hole RTDDH-2.  The distance from the RTDDH-2 to the truck in the distance measures about 600 m.

GEOLOGICAL SETTING

REGIONAL GEOLOGY

The regional geology should be considered within the frame work of the more or less flat coastal strip. As the Western Andes Cordillera recedes or nears the sea coast this flat strip is interrupted by low hillocks or by its own spurs. The most southern coastal strip extends from Pisco to the Chilean border. This arid coast has sheer hills and cliffs close to the edge of the ocean, and consists of older metamorphic rocks. This coast environment is known as the Coastal Cordillera.

The oldest rocks in Peru consist of Precambrian migmatites, gneiss, schists, phyllites, etc… and alkaline granitic intrusions.  The best Precambrian exposures apparently occur in the southern Coastal Cordillera. The Paleozoic period, however, is only represented by small and isolated outcrops. Mesozoic rocks in the Coastal belt consist predominantly of volcanic-sedimentary facies. The Mesozoic rocks are well developed in Peru but in the southern part of the Western Cordillera they are mainly covered by Tertiary and Quaternary volcanics. Mesozoic rocks are noted only on the bottoms and the flanks of the valleys which descend to the Pacific Ocean.

The Tertiary Period is represented by marine and continental sedimentary formations with little calcareous sediments, however, and by thick accumulations of volcanic rocks. These volcanic rocks include flows, flow breccias, agglomerates and tuffs ranging from Upper Cretaceous to Quaternary and of predominantly andesitic composition and to a lesser extent of rhyolitic, dacitic, trachyandesitic, basaltic, etc… composition. On the Pacific flank these volcanics overly eroded and folded Cretaceous sediments.

Intrusive rocks occur throughout all ages, but intrusions in the South Coastal Cordillera consist of diorites, granodiorites, and red porphyries which are encased in Precambrian metamorphic rocks, as well as Paleozoic and Mesozoic formations. These intrusions are believed to form part of the Andean Batholith and to be of Jurassic age.

PROPERTY GEOLOGY

On a smaller scale now, it should be mentioned that hardly any outcrop exists on the Pampa de Pongo property except at the edges in some spurs or hillocks which stick out above the almost continuous Tertiary-Quaternary cover of conglomerates and gravel, intercalated with sand and clay banks of alluvial origin, etc… Hence a correlation will be made with regard to information on geology and mineralogy of the adjacent Marcona district, Acarí mine on the one hand and observations and studies from the Pampa de Pongo property itself on the other.

A geological map by Belik (Fig. 3 in this report and Belik’s) of the Pampa de Pongo property is attached to this report. This geology map also includes diamond drill hole locations, an outline of the main magnetic anomalies, and cross sections through the inferred main deposit (Central Zone) and a section through the smaller South Zone body.

The oldest outcrops in the Marcona district consist of Precambrian rocks and form part of the South Coastal Cordillera. They consist of gneisses, migmatites, and K-rich granites which underlie the western and southern part of the Marcona area. In the Mina Justas – Marconi mine area this basement metamorphic complex is overlain by carbonates and pelitic sediments of the Lower Paleozoic Marcona Formation and by marine andesine to basalts and associated hypabyssal  intrusives, volcaniclastics and sediments of the Middle to Upper Jurassic Río Grande Formation and Bella Unión volcanics. Small remnants of the Upper Jurassic Jahuay Formation (mixed volcanics and sediments) and Lower Cretaceous Yauca Formation (sediments) cap the Jurassic succession.

Major intrusives include the San Nicolás Batholith and the larger Lower Cretaceous Coastal Batholith (LCCB). The San Nicolás Batholith predates the Jurassic sequence and underlies a large area south and west of the Marcona mine area. The Lower Cretaceous Coastal Batholith underlies large areas east of the Pampa de Pongo but it does not occur in the Mina Justa – Marcona area.

Abundant intra-mineral and post-mineral andesitic dykes, sills, and small stocks are intimately associated with the main deposits in the Marcona district. These dykes, sills and stocks are referred as “Ocöites”, and are inferred by RTME and others to signify long-lived thermal activity associated with high heat flow and transfer of hydrothermal fluids centered over magmatic sources at depth. The ocoite is generally coarsely porphyritic with abundant and large plagioclase phenocrysts showing frequently reaction rims indicating multiple magmatic dissolution/overgrowth events.

Three principal fault systems with associated fracturing have controlled the mineralization in the Marcona district. The characteristics of these fault systems are given in Table 2 below.

Table 2. Summary of the fault system characteristics in the Marcona mine district.

Fault system	Strike	Dip	Active	Comments
Pista	E-W	60 °to North	Normal/ pre & post mineralization
Repetición	NE	40° to 60° to SE (?)	Reverse faults	Often parallel to stratigraphy
Huaca	NW	Subvertical/steep→NE	Parallel to the main region fabric	sites of repeated activation since Early Mesozoic

Figure 4. Summarized Stratigraphy of the Marcona Fe-Cu district column which illustrates the older classification(Atchley, 1956) and the more recent and comprehensive classification by Caldas (1978) (in Hawkes et. al., 2002).

The older Atchley stratigraphic column of the Marcona Fe-Cu district is still used at the Marcona mine. The column has been compiled from data from Atchley (1956) and Caldas (1978), and the mineralization event dates come from Vidal et al. (1990) (Hawkes et. al, 2002).

The ocoite porphyries generally align parallel to the Huaca fault system strike. The larger deposits appear to be associated with the intersection of the Huaca (NW) and the Repetición (NE) fault systems.

Most of the mineralization in the Marcona mine is hosted by carbonates of the Marcona Formation. At  Pampa de Pongo the main host rocks consist of volcanics, dolomites, and fine grained sediments of the Jurassic Jahuay Formation. At the Mina Justa most of the mineralization is hosted by a flat lying listrict fault zone, with steep hanging wall splays, that is thought to be part of the Repetición fault system (Belik, 2005; Bellido, 1986)

The nearby Hierro Acarí iron mine, located just east of the Pampa de Pongo property and near the village of Acarí, was operated between 1959 and 1969 when it was closed down. The only outcrop in the mine area consists of a quartz diorite intrusive. The deposit consists of a set of 16 veins of which seven are more important ones because of their mineralization and size. The thickness of the veins varies between 2 to 4 m and some veins reach occasionally 25 m. Mineralization consists predominantly of magnetite but also may contain lesser amounts of hematite. Three sets of veins occur in the mine area with the most western set called the Pongo zone. Exploitation of these veins proved difficult (Bellido, 1986) because in this zone the veins were narrow and the mineralization irregular and for these reasons mining was suspended in 1969. The proven and probable reserves were estimated at 10 MT at 60 % Fe.

DEPOSIT TYPES

Along the west flanks of the Western Andes Cordillera occur two major magmatogenic iron ore provinces in South America which have many characteristics in common with regard to geology, mineralization and origin. These provinces are located in northern Chile and southern Peru.

The iron deposits in the South Coastal Cordillera, Peru show many similarities with iron deposits occurring in the Chilean belt (> 600 km long) from La Serena to the Atacama province. Some of the better known deposits and good examples are El Romeral, El Tofo, El Algarrobo, and Punta del Cobre (incl. Candelaria), although some now copper producers they still belong to the IOCG family.

Without going into much detail, some of the more notable characteristics are as follows: these deposits have high contents of magnetite (> 60%); are often associated with apatite; form large aeromagnetic anomalies; several are blind deposits; are aligned along the Andes Geosyncline and have a strike coinciding with the overall trend of the coastal cordillera; they are Mesozoic mostly Neocomian in age; the host rock consist predominantly of andesitic breccia lavas, they show contact metamorphism or a variable hydrothermal degree consisting of amphibolitization, or other alterations like scapolite, biotite, chlorite, magnetite, hematite, apatite, and in part silicification and kaolinization, etc… (Ruiz et. al., 1988).

Many of these characteristics are true for several iron deposits of the South Coastal Cordillera as well as in the coastal belt in Chile. Belik (2005) also makes a comparison of the Marcona district mineralization with the iron oxide copper-gold mineralization of the Olympic Dam type and summarizes in his report the more salient features or characteristics of the Marcona district and which are given below:

1.

Principal ore forming minerals: Fe-oxides (hematite and magnetite or martite after magnetite)

2.

Main ore forming process: iron metasomatism by direct precipitation in veins or by in situ replacement

3.

Deposits formed in shallow crustal environment

4.

Deposits can occur both as concordant and discordant bodies

5.

Evidence exists for strong structural control in both concordant and discordant mineral occurrences

6.

Extensive development of secondary actinolite and evidence of potassic and sodic metasomatism as shown by the presence of K-feldspars, biotite, albite and scapolite

7.

Mineralization occurs in a number of structural settings in a variety of host rocks

8.

A general geochemical association with Mo, Cu, B, F, P, As, Co, Au, Ag and REE

MINERALIZATION

Two deposits occur within the Pampa de Pongo property. A larger deposit which is called the Central Zone and a smaller deposit known as the South Zone. These deposits consist predominantly of semi-massive to massive magnetite replacement zones with 1 to 10 % sulphides. The sulphides are made up by pyrite-pyrrhotite-chalcopyrite ± minor marcasite, bornite, arsenopyrite, sphalerite, galena and minor specular hematite. Apatite is the main phosphate mineral. The deposits contain a high MgO content associated with serpentine, talc, and magnesite.

The magnetite mineralization has been emplaced along a steep NW trending fault corridor. The structural zone parallels the Huaca fault system at Marcona and the main ocoite dyke orientation. There are sharp cut-offs to the iron body to the east and west. Copper shows higher grades in the hanging wall and SW foot wall (up to 0.42 % Cu and 0.68 g/T Au). Copper and gold values are significantly lower in the major part of the iron mineralization.

The alteration-mineralization relationship is complex and is described in detail by Hawkes et al. (2002) in sequence from host rock to magnetite bodies. This sequence includes: first the Peripheral Alteration; “Skarn” Development; Main Magnetite (-Pyrrhotite) Stage; and finally the Sulphide-Calcite Stage. The alteration includes a large number of minerals such as: serpentine, talc, epidote, chlorite, magnesite, dolomite, calcite, actinolite, albite, tourmaline, garnet, phlogopite, biotite, sericite, and K-feldspar. Four alteration-mineralization phases have been observed and are summarized below (Hawkes et al. 2002; Belik, 2005). These include:

1.

Early pervasive albite alteration (initial sericitization of plagioclase) phase associated with an outer propylitic halo

2.

Fracturing-brecciation with initial strong magnesium metasomatism phase. This metasomatism is expressed by talc, serpentine, magnesite alteration and progresses into iron-magnesium metasomatism accompanied by the precipitation of fine grained magnetite ± pyrite and pyrrhotite sulphides

3.

A later coarse magnetite phase takes place and is expressed by replacement zones and veins and is accompanied by pyrite-pyrrhotite-chalcopyrite ± actinolite

4.

Late calcite-magnetite-sulphide (py-cpy ± po) phase. This phase occurs as lenses and veins with a calcite core and massive magnetite margins.

The combined total resources of Marcona mine and inferred resources of Pampa de Pongo prospect would surpass easily the total ore-grade magnetite of the entire Chilean Cretaceous ore belt (Table 3).

Table 3. Resources of the Marcona Mine and the Pampa de Pongo prospect.

Mine or Prospect	Ore Bodies	Tonnage (million T)	Grade
Marcona mine	8 major & 47 minor	1,440 metric Tonnes	54.1 % Fe/ 0.11 % Cu
Pampa de Pongo prosp.	Potential: 1 maj/1min	Inf. Res.: >1,000 met. T	75 % magnetite (acc. Rio Tinto)

The central parts of the mineralization are intensely altered and re-crystallized. Primary textures are not recognizable except where less altered. Here the fracture controlled nature of the mineralization is often evident. Pseudo-breccias can develop locally and consists then of partly preserved in situ fragments and small blocks of host rock in an altered-mineralized matrix. Tectonic and hydrothermal breccias are present in a number of sections in both the Central and South Zones. This would indicate a strong fault control on the genesis of the deposits.

The type of mineralization at Pampa de Pongo shows many similarities with the Marcona deposit as shown in a cross-section of Mina 4, Marcona (Figure 5).

Central Zone

The Central Zone consists of a deep, flat lying, semi-massive to massive replacement lens up to 370 m thick and about 1,000 m across. The mineralization appears to be rather consistent. This zone averages about 62 % magnetite with sections of +80 % magnetite. Dykes are a minor component of the deposit but a thick sequence of hypabyssal porphyry sills and dykes of the ocoite type occurs along the top of the deposit as shown in Section A-A’ (Figure 8) (Belik, 2005). The base of this sill complex is strongly fractured, sheared and brecciated. It contains up to 40 % magnetite in veins, replacement, and breccias.

# MINA 4 - MARCONA (E-GRID)

SE
NW
800 m
700 m.
600 m
500 m
LEACHED ORE
(Heamatite goethite)
TRANSITIONAL ORE
(Sulphate-Rich, Martirtized)
PIT ADVANCE
PRIMARY ORE
(Magnetite Sulphide)
LEGEND
Alluvium
Marcona Formation
Basic Dykes
Ocoite
0
50
meters

(After Lama Rios DB. 1981)

Figure 5. Section through Mina 4 – Marcona (E-grid)

South Zone

The South Zone consists of semi-massive to massive magnetite-sulphide within a horizon measuring up to 120 m in thickness. This horizon has been traced over a distance of ± 1,200 m (Fig. 10 Section C-C’). The top part of the deposit has been eroded and it is covered by a thick section of Quaternary to recent sand and gravel. The base of the body appears to be conformable with the bedding which has an apparent dipping of ± 25° E.

The western edge of the South Zone dropped down by some 125 m along a fault with a NE azimuth. Good evidence exists for a second fault between holes RTDDH-9 and DDH04-13. This fault system may have been the main conduit for the mineralizing fluid. DDH04-13 just east of the inferred fault, intersects hanging wall (HW) stratigraphy well below the projected extension of the mineralized indicating a major down-drop in this area. The bottom part of DDH04-13 has a wide interval of strong K-feldspar-albite alteration with abundant pyrite. This could indicate halo-type mineralization close to the fault. Similar alteration occurs in the foot wall (FW) section immediately below the mineralization in the holes RTDDH-8, -9 & DDH04-19.

Two anomalies have been outlined in the South Zone through a magnetic 3D inversion model (Fig. 3). The small anomaly is associated with the down-dropped block in the west whereas the larger anomaly is associated with the main mineralization of the South Zone toward the east.  The inversion model indicates that both magnetic anomalies plunge 65° NE. RTDDH-7, -8, -9, & -10 were drilled close to the southern edge of the anomalies. DDH04-19, set up close to RTDDH-8, was drilled at -75° NE in order to test the plunge direction of the main anomaly. The steep angle was chosen over a flatter angle in order to avoid almost certain problems due to caving of the hole in the thick sand cover. This hole intersected magnetite mineralization at a depth of 187.6 m whereas RTDDH-8 intersected magnetite at 109.0 m. The bedding angle in the core is about 30° which indicates that there indeed appears to be a thickening in mineralization toward the northeast. This thickening correlates well with the magnetic model (Belik, 2005).

Figure 6. Summary of the mineral paragenesis of Fe oxide and principal sulphides (Hawkes et al.).

Photo 2. Pampa de Pongo – Diamond drill core of holes DDH04-19 and DDH04-21 laid out in front of the storage place in Lomas. Hole DDH0420A is at the back.

Photo 3. Investigation of the Rio Tinto RTDDH-01→-09 holes in Lima at the Geotech facilities. The core is stored in a secure building on the same premises.

Photo 4. At ± 152 m depth, crackled breccia with epidote alteration.

Photo 5. Intra- and post-mineralization andesitic dykes, sill and small stocks with abundant plagioclase feldspars phenocrysts. This rock, known as “ocoite”, is closely associated with IOCG deposits in the Marcona district.

Figure 6. At 320 m depth, re-split core of massive magnetite for duplicate analysis.

Figure 7. At ± 389 m of depth, magnetite at edge of a carbonate vein with long needles of actinolite which often are replaced by sulphides (py ± cpy).

Photo 8. Massive magnetite and a vein zone with calcite + well crystallized magnetite crystals + finer magnetite abundant serpentinization.

Photo 9. Well crystallized magnetite crystals and calcite vein material close to the bottom of the hole.

EXPLORATION

The exploration work carried out by Cardero during the 2004-2005 period includes the following work:

This exploration work is dealt with in more detail in sections below.

  Surface mapping
  TEM electromagnetic survey
  117 line-km detailed high resolution ground magnetic surveys
  Magnetic data processing using a 3D inversion model
  Diamond drill program totaling 4,596.6 m in 14 holes.

Geological Survey

The geological surface mapping work has been incorporated with the RTME work and is presented on the 1:20,000 compilation map and included as Figure 3 in this report.

Geophysical Surveys

Quantec Geoscience Ltd of Toronto carried out the TEM survey, the magnetic surveys and the magnetic data processing. Quantec also provided reports discussing the results on which the author was briefed as well as on the 3D inversion modeling.

The initial TEM survey consisted of ten lines totaling 30 line-km which were completed in March 2004. This survey provided initial coverage over three main airborne magnetic anomalies previously identified by Rio Tinto. Two significant conductors were identified: the first anomaly occurs in the Central Zone along the northeast edge of the central magnetic anomaly; the second occurs also along the northeast edge of the southern magnetic anomaly in the South Zone. Five infill lines were then completed in these areas to provide more detail as well as to close off these anomalies. Both anomalies have a strike length for about one kilometer and dip moderately to the northeast, parallel to the regional stratigraphy. The conductivity values in both areas range from 3 Ωm to 6 Ωm. Both anomalies are hidden by overburden.

Detailed High-Sensitivity ground magnetic surveys were completed over the Central and South Zones by Quantec Geoscience Ltd. Between October 5 and 25, 2004, followed by data processing. 3D modeling of the magnetic data was very revealing and instructive.

Central Zone

A large highly magnetic zone in the form of a heart was outlined in the Central Zone. As shown in sections A-A’ and B-B’ in Belik’s compilation map (Fig. 3, 2005) this anomaly correlates very well with drill results. This anomaly at its widest part measures from 1.0 to 1.2 km in diameter and reaches locally a depth of more than 1.0 km. The upper part of the anomaly correlates well with an upper shell of magnetite vein-stockwork/breccia mineralization which was intersected in RTDDH-1 to RTDDH-9 and DDH0410 to DDH04-21. The deeper, larger and stronger part of the anomaly correlates well with the main massive magnetite mineralization intersected at depth in holes RTDDH-1, -2, -3, DDH04 -20A and -21.

South Zone

3D magnetic modeling, as discussed previously, outlined two magnetic bodies that correlate well with the main replacement lens and a faulted-off western segment. Both anomalies have an apparent 65° NE plunge. The down-plunge direction in the main anomaly was tested by DDH04-19 which confirmed a thickening of the mineralization in this direction.

DRILLING

The Cardero diamond drill program was contracted out to Geotec Ltd. of Lima, Peru. A truck mounted hydraulic drill rig with the necessary support vehicles was used. Drilling started with HQ size equipment up to a depth of 400 m which is the limit for this kind of drill rig. Greater depths where necessary were reached by reducing the core size from HQ to NQ. Drilling started on July 22, 2004 and was completed on February 10, 2005. The characteristics of the holes are given in Table 4.

Table 4. The characteristics of the diamond drill holes collared by Cardero (Belik, 2005).

Hole No.	Easting*	Northing*	Elevation (appr)	Dip	Azimuth	Depth( m)
DDH04-10	519499	8298000	395	-90º		281.00
DDH04-11	519600	8297500	370	-90º		118.55
DDH04-12	519725	8296950	345	-90º		136.05
DDH04-13	520445	8297425	361	-90º		677.30
DDH04-14	516750	8302100	437	-90º		206.00
DDH04-15	515750	8305450	463	-90º		236.15
DDH04-16	515354	8304778	556	-60º	088º	192.00
DDH04-17	519989	8297276	352	-72º	250º	151.00
DDH04-18	520275	8297500	363	-90º		73.00
DDH04-19	519813	8297642	371	-75º	045º	425.85
DDH04-20	517400	8301400	435	-90		269.40
DDH04-20A	517416	8301400	435	-90		660.50
DDH04-21	517450	8301655	437	-90		784.80
KA04-1	526626	8301309	572	-90		385.00
					Total	4596.60

* WGS 84-datum

Cardero drilled a total of 4,596.6 m. Rio Tinto drilled nine diamond holes (RTDDH-#) and Cardero (DDH04-#) followed with 12 holes continuing the sequence of numbering with #10. The core was taken to Lomas after each shift for future logging, sampling and storage at a safe place in Lomas, the nearest settlement to the property (Photos 2 & 3). Two crews each consisting of one driller and 3 helpers carried out each a 12 hour shift/day. All people involved in the drilling program were put up in Lomas which is only about 30 minutes from the property.

The Rio Tinto core as mentioned before is stored at the Geotec facilities in Lima, which are under continuous vigilance of a security agency.

The first part of the drill program was carried out to evaluate the peripheral Cu-Au potential around the main iron deposits. The next part of the drill program was designed to evaluate and refine the magnetite resource potential of both the Central and South Zones using the results of the 3D magnetic modeling program. A general summary of the holes is given in Table 5 (Belik, 2005).

 Table 5. Target and results summary of the Cardero diamond drill holes (Belik, 2005).

Hole	Target	Results
DDH04-10	EM Conductor located along the NW flank of the South Zone	220.8-270.0 m: 49.2 m (42.5 m true width) @ 38.8% Fe, 0.32% Cu, 0.34 g/T Au.
DDH04-11	Extension of EM conductor, 500 m S of DDH04-10	Intersected post-mineral dyke. Terminated due to bad ground conditions.
DDH04-12	Satellite conductor W of South Zone	No significant mineralization.
DDH04-13	South edge of the South Zone	Strong Na-K alteration with abundant pyrite minor Cu-Au.
DDH04-14	EM conductor along the western flank of the Central Zone	Semi-massive, low-grade (<30% Fe) magnetite-pyrite mineralization between 98.5-102.5 m and 133.4-160.0 m.
DDH04-15	Overburden covered basin at a major structural intersection associated with a broad, weak magnetic anomaly	No significant mineralization.
DDH04-16	Series of surface copper showings along a NNE-trending structure.	154.3-187.5 m: fault breccia with disseminated to semi-massive pyrite, magnetite and hematite. The interval 154.3 – 173.6 m (19.3 m) assayed 0.88 g/T Au.
DDH04-17	East edge of South Zone	Hole lost in overburden due to caving.
DDH04-18	Central part of South Zone	Hole abandoned in overburden.
DDH04-19	Central part of South Zone. Test of 3D magnetic model.	212.45-400.0 m: 187.55 m (172.0 m true width) @ 36.2 % Fe, 0.17% Cu, 0.28 g/T Au
DDH04-20	Central Zone. Test of 3D magnetic model.	Hole lost in fault zone: redrilled 15 m to the east as Hole 20A.
DDH04-20A	Central Zone. Test of 3D magnetic model.	292.0-600.0 m: 292.0 m (282.0 m true width) @ 47.4% Fe, 0.16% Cu, 0.11 g/T Au. 600.0-626.0 m: 26.0 m @ 30.2% Fe, 0.09% cu, 0.07g/T Au.
DDH04-21	Central Zone. Test of 3D magnetic model.

22.5-416.0 m:  347.0 m (true width) @ 22.5% Fe, 0.07% Cu, 0.04 g/T Au.

416.0-482.0 m:  66.0 m (true width) @ 30.1% Fe, 0.05% Cu, 0.03 g/T Au.

482.0-784.0 m:  302.0 m (true width) @ 51.6% Fe, 0.10% Cu, 0.06 g/T Au.

KA-001	Kampana Target – Large circular mag anomaly centered about 4 km east of the Central Zone	154.0-425.85 m (251.85 m) of continuous stockwork magnetite mineralization.

Some of the highlights include holes DDH04-20A and -21 which were to test the centre of the 3D inversion magnetic model of the Central Zone.

DDH04-20A:  this hole was drilled slightly south of the centre of anomaly. It intersected a continuous interval of semi-massive to massive magnetite mineralization from a depth of 314.75 m to a depth of 626.oo m with a total intercept of 311.25 m. An interval of 102 m above this zone consists of variably sheared hypabyssal ocoite intrusive with veins of massive magnetite ± sulphide.

DDH04-21: this hole is located 255 m north of DDH04-20 and 84 m east of RTDDH-01 (also marked as PPD-001 in some reports). The hole intersected massive magnetite-calcite between 53.15 to 77.3 m, coarse breccia consisting of volcaniclasts with a magnetite-sulphide-calcite matrix from 77.3 m to 167.0 m and a mixture of  hypabyssal ocoite intrusive, mineralized hydrothermal breccias and semi-massive to massive magnetite from 167.0 to 482.8 m. At a depth of 482.8 m the hole intersected a continuous interval of semi-massive to massive magnetite to the bottom of the hole at 784.8 m with a total intercept of 302 m. Assays for this interval returned a weighted average of 51.6 % iron or 73.8 % Fe2O3.

Detailed logs of all current Cardero diamond drill holes are given in Appendix I.

SAMPLING METHOD AND APPROACH AND DATA VERIFICATION

Preparation and approach for core sample

The following procedure was utilized: at the secure site with a locked gate in Lomas the core was washed, measured, logged and photographed. Sample intervals were then marked off on the core and along the edges of the core box with a permanent ink felt marker. After indicating the sample intervals, the core was cut in half (longitudinally) with a diamond rock saw provided by Geotec. Care was taken to clean the saw between intervals to avoid any kind of contamination. After cutting the core, one half of the core was transferred to a plastic bag with a numbered sample tag and the bag was then zip-locked with a special machine. The other half of the core was returned to its appropriate site in the core box for future reference or investigation if necessary. The overall sample length was set preferably at 2 m intervals. In some occasions because of geological constraints, however, this interval may have been adapted at these conditions. As mentioned above 2 meter intervals were preferably kept throughout the hole based on visible alteration and/or mineralization.

Preparation and procedure after bagging each core interval

The core samples, some 928 samples in total, were bagged as mentioned  previously. “Care was taken to ensure the integrity and security of each sample” (Belik, 2005). All bagged samples were then transferred into larger rice sacks, about 4 samples or intervals per sack. Each sack was then taped shut and “locked” with individually numbered metal security tags. A record was then prepared of the contents of each sack with the corresponding security tag for future reference.

The samples were then transported by truck to the ALS-Chemex Laboratories in Lima. The work in Lima consisted of the sample preparation into a pulp and a gold analysis. The pulps were then shipped to the ALS-Chemex Laboratory  in Vancouver, B.C. where the second or final step of the chemical analysis would be carried out.

Gold analysis in Lima

The gold analysis consists of a fire assay of a 30 gram sample followed by an atomic absorption spectroscopy finish. The detection range lies between 0.005 ppm and 10 ppm Au for this method. The method used has the code tag Au-AA23.

Multi-element ICP Analysis in Vancouver

This analytical step consists of a multi-element (17) ICP-AES analysis which includes the following elements or oxides: Al2O3, As, CaO, Co, Cr, Cu, Fe, Fe2O3, MgO, MnO, Ni, Pb, S, SiO2, TiO2, Zn, and P2O5.

In this multi-element analysis with the code tag ME-ICP81(for ore grade samples) the sample undergoes a sodium peroxide fusion (650° C) followed by an acid dissolution (HCl 10%) of the pellet  and is finished with an ICP-AES (Inductively Coupled Plasma - Atomic Emission Spectroscopy) reading. The detection limits are available in the ALS-Chemex brochure on its ALS-Chemex/services website. Some other methods have been used initially such as the ME-ICP41 (34 // aqua regia diss.) method. These are similar methods except that the method gives more or less elements and consequently may have a different acid dissolution approach. Some methods after consideration may be considered of less importance after obtaining the first results in a trial and error proceeding to obtain the best method for certain mineralization.

ALS-Chemex guarantees a quality assurance program that operates according to the International Standards Organization (ISO) guidelines. According to this quality assurance program, each laboratory employs a comprehensive quality program covering both sample preparation and analysis with regular internal audits undertaken to ensure compliance with documentation procedures required by the ISO.

ALS-Chemex runs laboratory standards on a routine basis to ensure quality control and check the lack of potential contamination.

Data Verification

All the assay data were checked against field notes and drill logs to ensure that no unusual inconsistencies exist between reported results and field observations. In addition, 18 sections were re-cut with the saw. These quart core sections were used as a general check of the sampling procedure and for comparison with previous ALS-Chemex results. They were submitted separately at the end of the drill program and with different numbers. Re-splits came from al types of mineralization, both weak and strong.

The author observed in the laid out diamond drill holes several sections of remaining ¼ core both in the Cardero (Lomas) and Rio Tinto (Lima) core boxes. Three such quarter sections were counted in hole DDH04-19, four in hole DDH04-20A, and three in hole DDH04-21. The duplicate results compare very well with the initial results (see table on data verification from Belik report, p. 11) except for the Au results in one section of DDH04-19.

Table 6. Comparison of original and re-split results for Fe, Cu, and Au (Belik, 2005)

Sample Interval	Fe (%) Original	Fe (%) Resplit	Difference (%) from Average*	Cu (%) Original	Cu (%) Resplit	Difference (%) from Average*	Au (ppb) Original	Au (ppb) Resplit	Difference (%) from Average*
H10 238-240	44.3	46.78	± 2.72	0.040	0.047	± 8.05	38	34	± 5.56
H13 484-486	9.76	12.55	± 12.51	0.380	0.786	± 34.82	230	412	± 8.35
H13 526-528	14.00	15.10	± 3.78	0.349	0,217	± 23.32	21	22	± 2.33
H13 661-663	10.55	8.08	± 13.26	0.093	0.002	± 95.79	16	12	± 14.29
H14 143-145.5	30.00	34.7	± 7.26	0.093	0.137	± 19.13	71	66	± 3.65
H15 188-190	3.09	3.50	± 6.22	0.004	0.004	± 0.00	5	5	0.00
H15 212-214	4.09	3.84	± 3.15	0.086	0.066	± 13.16	18	14	± 12.5
H16 54.3-56.2	13.25	15.90	± 9.09	0.003	0.004	± 14.29	927	639	± 18.34
H19 222-224	42.10	45.42	± 0.79	0.072	0.140	± 32.08	219	161	± 15.26
H19 302-304	45.30	54.63	± 9.34	1.905	2.490	± 13.31	1,905	11,600	± 71.79
H19 410-412	46.50	46.74	± 0.26	0.309	0.511	± 24.63	90	96	± 3.23
H20A 318-320	50.10	52.62	± 2.45	0.134	0.222	± 24.72	75	84	± 5.66
H20A 398-400	57.50	56.75	± 0.66	0.119	0.244	± 34.44	69	86	± 10.97
H20A 500-502	38.30	40.08	± 2.27	0.197	0.299	± 20.56	212	289	± 15.37
H20A 522-524	62.31	62.57	± 0.21	0.125	0.142	± 6.37	44	35	± 11.39
H21 106-108	30.10	35.70	± 8.51	0.101	0.141	± 16.53	285	93	± 50.79
H21 454-456	38.90	42.16	± 4.02	0.052	0.055	± 2.80	20	23	± 6.98
H21 770-772	54.50	55.98	± 1.34	0.098	0.150	± 20.97	89	53	25.35

* Statistics express in % the difference from the average of the two samples (calculated by Helsen)

Overall, there is a satisfying correlation between the original and re-split results. One should keep in mind the follow facts: the results from the re-split sample reflect the results from a different sample although from the same section; the mineralization may be similar but is not necessarily equal since mineralization is seldom distributed in a homogenous way; also the original sample comes from a core section and represents 50 % of the core, whereas the resplit (second) sample represents only half of the remaining half core; then there is the nugget effect for gold analyses. Another variable occurs in low values such as the 5 ppb in Au (sample H15 188-190). Zero % difference should be considered ideal, but in this case it reflects inaccuracy because of dealing with a value at or below detection limit. Reruns for gold in two samples of DDH04-19, i.e. show evidence of nugget effect with the following results:

Table 7. Gold reruns to check nugget effect in two samples of DDH04-19 (Belik, 2005)

Diamond drill hole	Sample Section	Au original (ppb)	Au Reruns (ppm)	Cu (%)
DDH04 -19	304 m → 306 m	740 (0.74 ppm)	9.34, 1.63, 3.38	0.381
DDH04 -19	360 m → 362 m	2750 (2.75 ppm)	1.46, 0.30, 4.67	1.910

Moreover, a good correlation appears to exist between gold and copper for both the original and resplit set of values. The original set shows an 84 % correlation whereas the resplit set indicates a 95 % correlation. On the other hand, a correlation between the original set of Fe and Cu values (14%) is not indicative for a positive correlation (Helsen).

METALLURGICAL TESTING AND SPECIFIC GRAVITY MEASUREMENTS

Metallurgical Testing

Metallurgical testing was done by Anamet Services for Rio Tinto Mining and Exploration, not for Cardero Resource Corp. Because information on metallurgy is, however, relevant and beneficial to the Pampa de Pongo mineralization project, it is reproduced here for the following two reasons:

1.

Pampa de Pongo mineralization characteristics are in many ways similar to the Marcona mineralization

2.

Belik (2005) carried out extensive measurements on specific gravity on various types of magnetite mineralization from DDH04-20A.

The results of this preliminary metallurgical test work, as carried out by Anamet Services for Rio Tinto are discussed in a Rio Tinto report by Nick Hawkes, Tim Moody et al. (May 2003). This report was not available to the present author but the following excerpt (in italics) is taken from the Belik (2005) report.

“Anamet Services undertook characterization tests and determinations of magnetite contents.  Samples varied between 68 and 92 weight percent magnetite with an average of 74.9%.

Results suggest that a very high degree of liberation will be achieved at a grind size that will be appropriate to yield a <150um sized final product.  Relatively simple magnetic separation stages are adequate for the recovery and cleaning of magnetite, but a significant degree of sulphur contamination will result from the recovery of magnetite bearing pyrite/marcasite aggregates and, to a lesser extent composite magnetite-pyrite/marcasite grains. To remove such aggregates a flotation stage would need to be added, which if added prior to the magnetic separation stage, could be used also for copper recovery.

Mineralogical characterisation identified the principal minerals of concern as apatite (for the presence of phosphorous) and sulphide minerals, (pyrite and marcasite, pyrrhotite, chalcopyrite and valleriite).

Unlike some hematite ores, the Pampa Pongo magnetite material could not be marketed without processing to upgrade the quality.  Met-Chem was therefore asked to test two small samples from holes PPD-4 and PPD-9 for pelletization studies.

The summary of the report indicates that the ore could be easily concentrated to a commercial level (66 to 69%) through a simple low intensity magnetic separation (LIMS) operation.  The remaining gangue material mainly consisted of MgO and sulphur that could not be easily removed, although conventional floatation after the LIMS stage was tried.  The higher than normal MgO is considered a problem although some electric furnace operations prefer a basic, high MgO, slag to reduce furnace slag-line refractory erosion.

The concentrated ore was pelletized and tested.  The conclusions being that although some problems existed from the small sample tested it did appear technically feasible to produce saleable pellets”.

Specific Gravity Measurements

The following text, table and figure were taken from the report by Belik (2005). Any clarification in the text by the present author will be underlined and in italics.

The author (Belik, 2005) carried out a series of specific gravity measurements of low grade, high-grade and transitional types magnetite mineralization from Hole DDH04-20A. Measurements were collected from specific sample intervals for comparison with reported Fe grades.  SG’s were calculated by measuring the weight of the core from the sample interval dry and then weighing the core from the sample interval immersed in clean water (corrected for the weight of the holding tray).  The weight difference was used to calculate the volume of the core and SG (dry weight/volume).  SG measurements are listed below.   Fig. 8 is a plot of SG measurements vs. Fe grades.  Overall there is a good correlation between Fe grades and calculated SG’s.

Table 8. Specific gravity Measurements of various type of mineralization as carried out by Belik (2005)

Sample Interval	Description	Dry Weight Lbs	Wet Weight Lbs	Difference lbs	Volume cm³	Specific Gravity grams/cm³
266-268	40% massive mag, 60% calcite	19.2	13.6	5.6	2540	3.43
HQ	± sulphides.
314-316	Low-grade mag mineralization	19.8	14.0	5.8	2630	3.41
HQ	Serpentinized host
324-326	Competent semi-massive mag	25.2	19.2	6.0	2722	4.20
HQ	mineralization; serp-cal gangue
342-344	High-grade, massive magnetite-	27.8	21.8	6.0	2722	4.63
HQ	sulphide mineralization.
354-356	Mid-grade, uniform mixture of	24.2	18.0	6.2	2812	3.90
HQ	magnetite-serp-dol-sulphide.
370-372	Mid to mod grade; magmetite-	26.1	19.8	6.3	2858	4.14
HQ	serpentine-calcite mix.
406-408	Massive magnetite with 30 vol	27.2	20.7	6.5	2948	4.19
HQ	% white dolomite
420-422	Massive magnetite with 15-20	16.7	12.95	3.75	1701	4.45
NQ	vol % carbonate; some porosity
440-442	Low to mid grad; magnetite-dol	13.5	9.8	3.7	1678	3.65
NQ	serpentine mix.
448-450	Low-grade with abundant serp;	9.4	6.25	3.15	1429	2.98
NQ	unmineralized frags ± carb.
454-456	Similar to last interval.	11.95	8.5	3.45	1565	3.46
NQ	Somewhat higher grade.
466-468	Moderate grade magnetite-dol.	12.7	9.5	3.2	1452	3.97
NQ	Albite-altered clasts.
472-474	Low-grade. 50/50 magnetite-	11.2	7.9	3.3	1497	3.39
NQ	serpentine/dolomite.
482-484	Moderate to high-grade mag min	14.5	11.2	3.4	1542	4.56*
NQ	5-6% calcite.
520-522	High-grade magnetite min.	12.7	9.8	2.9	1315	4.38
NQ	5% calcite; some porosity.
526-528	Mid-grade; secondary breccia;	13.4	10.1	3.3	1497	4.06
NQ	some porosity.
536-538	Mid-grade; serpentine-dolomite	14.6	11.2	3.4	1542	4.29
NQ	gangue
586-588	Massive high-grade magnetite	18.8	14.8	3.6	1633	4.72‡
NQ	mineralization; 5-8% sulphide
598-600	Low to mid-grade; 50/50 dol-	11.0	8.0	3.0	1361	3.67
NQ	serpentine.
620-622	Mid to high-grade magnetite	10.3	7.6	2.7	1225	3.81
NQ	serp-dol gangue; some porosity
622-624	Similar to last interval.	12.9	8.75	4.15	1882	3.11
NQ
638-640	Uniform low-grade magnetite.	9.5	6.1	3.4	1542	2.79
NQ	Dolostone host.

	Misc Lithology Measurements
77.5	Ocoite Porphyry	8.2	5.2	3.0	1361	2.73
89.7	Ocoite Porphyry	5.6	3.6	2.0	907	2.80
643.5	Dolostone	3.35	2.2	1.15	522	2.91
658	Kspar altered sediment.	4.05	2.55	1.5	680	2.70
1.0 lb = 453.597 g Instrument error: ± 0.1 lb

* Sample 482-484 S.G. should be 4.39 instead of 4.56; ‡ Sample 586-588 S.G. should be 4.70 instead of 4.72.

Two small insignificant subtraction errors were detected in the evaluation of S.G. data. They cause a slight change in the specific gravity of two samples as outlined in the table foot note. They will not, however, effect the subsequent resource calculations. These specific gravity data will be helpful in the calculation of future resources or reserves. These data indeed show a good correlation between iron content and specific gravity taking into consideration the purity of magnetite itself and the magnetite content in the mineralized rock. A pure magnetite rock would have a specific gravity of 5.18

Figure 7. Specific gravity versus iron grade – Pampa de Pongo mineralization (Belik, 2005)

MINERAL RESOURCES AND MINERAL RESERVES

Background

The present author is inclined to put all the resources in the Inferred Resources category as stipulated in the CIM Definition Standards on Mineral Resources. An “Inferred Mineral Resource“ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

Since the appropriate techniques in the present case are limited to drill holes only, due to the enormous Quaternary and Recent aeolian cover, the author assumes that the strong geophysical magnetic evidence and its positive correlation with the magnetite mineralization in the drill holes form part of the geological evidence. In this way strong evidence exists for the presence of the suggested IOCG bodies.

Economic viability

The Pampa de Pongo mineralization could only be discovered by deep looking airborne geophysics because a thick layer of aeolian sands and gravel material cover the iron oxide copper gold deposits. The first question that comes to mind is the question “how to mine this deposit?” because open pit is not feasible. The top of the deposit lies respectively at a depth of ± 417 m from the surface in Section B-B’  (DDH04-21) (Fig. 9) or ± 317 m  in Section A-A’ (DDH04-20A) (Fig. 8). Belik estimates the centre of the ore body at  – 100 m a.s.l. or about 550 m below surface.

It is assumed that Pampa de Pongo could economically be viable under the current economic and technical conditions:

  Deposits amenable to block caving
  Lack of significant metallurgical or technical problems
  Recoveries of 80 % iron, 85 % for copper and 70 % for gold should be attainable
  Prices for US $ 50.00/tonne iron pellets, US $ 1.00/lb of copper and US $400.00/oz gold
  Use of existing infrastructure like the port of Puerto San Nicholas.

The current price for pellet ore is US $ 1.15 per unit (1.0 % Fe) per long ton or US $77.05 per long ton for pellet ore averaging 67 % iron.

AME is an Australian organization that does market research and offers 10 year forecasts of supply, demand and prices on commodities. AME in its AME Mineral Economics reports that despite rapidly rising iron ore production (pellets, fines and lumps), the iron ore market remains tight and supply systems are stretched. In its latest report AME predicts that global iron ore consumption will grow strongly to more than 1.9 billion tonnes by 2009. The iron ore consumption in 2004 reached the 1.35 billion tonnes. The report also predicts that after the record 2005 highs, demand growth will keep prices at elevated levels for the next five years. China remains the most important client for iron ore products according to these reports.

Type of mining method

Two iron ore mines come to mind as excellent examples of sublevel caving methods which may be of interest in the case of the Pampa de Pongo deposit. Both mines are located in the Baltic Precambrian Shield in Northern Sweden. These are the Malmberget Mine at some 75 km north from Kiruna and the Kiruna mine itself. Both mines belong to the LKAB Company. Some details are given in Table 9 below.

Table 9.  Some interesting facts about the LKAB mines Kiruna and Malmberget in Northern Sweden

Mine	No. ore bodies	Length	Thickness	Depth	History Years	Tot. Prod. Mt	Prod. 2003	Main Ore	Reserves
Kiruna	1	4 km	80 m	> 2 km	> 100	> 950	21.6 Mt	Mgt + ap	Mined only 1/3
Malmberget	20	6.5 km	n. a.	2.5 km	1892	> 350	7 Mt	Mgt + ap	187 Mt@ 43.6 % Fe

The Kiruna mine is completely automated and has recently moved the haulage area from 775 m Level to the new 1,045 m Level which was accompanied with an update of the entire ore handling system so that the mine can now handle 26 Mt/year.

The mining method consists of sublevel caving with sublevel spaced at 28.5 m vertically.

The Kiruna ore body was formed some 1,600 Ma ago after intense volcanic activity by the precipitation of iron rich solutions onto a syenite porphyry foot wall. The ore body was covered by additional volcanics and sediments before being tilted to its current dip of 50° to 60° degrees (2003, Mining Technology).

The Malmberget ore body is hosted in Precambrian volcanic rocks predominantly metamorphosed to gneisses. The entire deposit has been strongly folded and consists of several ore sheets that originally may have been connected. As at Kiruna the mining method consists of sublevel caving.

Resource Calculations

The resource calculations were determined internally by Cardero (Belik, 2005) and independently by Helsen (current report) and are discussed below.

Central Zone

The resource calculations carried out by Belik (2005) and confirmed here, for the Central Zone are based predominantly on drill hole data from both Rio Tinto and Cardero programs and on the geophysical data interpretations in particular the 3D magnetic modeling. The diamond drill holes for the Central Zone resources include the following holes: RTDDH-1, RTDDH-2, RTDDH-3 and DDH04-20A and DDH04-21. The two holes closest to each other are RTDDH – 01 and DDH04-21 with a distance of ± 84 m between them and provide a good assessment of expected continuity.

The following intercepts were used in the calculations (Table 10). Some minor errors exist in the “From” → “To” columns. If the error did affect the outcome of the intercept and the Fe, Cu, Au values then the correct value was entered in the table keeping the incorrect value between brackets.

Table 10. Intercepts used in the Central Zone resource calculations.

Drill Hole	Interval (m)	Intercept (m)	Fe (%) wt. Av.	Cu (%) Wt. Av.	Au (g/T) Wt. Av.
RTDDH-1	395 → 763	369*[1]	45.3*[1]	0.09	0.07
RTDDH-2	464 → 565*[2]	102 (92)*[3]	31.2 (34.5)	0.09 (0.10)	0.08 (0.09)
RTDDH-3	540 → 756	216	45.7	0.11	0.03
DDH04-20A	308 → 600	292	47.4	0.16	0.11
DDH04-21	416 → 784	368	47.7	0.09	0.05

*1The author obtained 368.1 because of a small error in the intervals and consequently changing also the Fe wt. av. 45.0%.  *2 This interval is not 464→ 565 but instead 464→566. *3This intercept value in the original calculations was marked as 92 m due to an error in the sample intervals. The interval has been corrected by the present author to 102. The Fe, Cu, and Au values change only slightly.

The weighted average of the grade of the mineralization was then calculated for the holes RTDDH-1 and DDH04-21 because of their relatively close proximity.

Table 11. Weighted Average of mineralization after combining RTDDH-1 & DDH04-21 (Belik, 2005).

Hole Number	Intercept (m)	Fe (%)	Cu (%)	Au (g/T)
RTDDH-1-DDH04-21	368.05*	46.3	0.09	0.06
RTDDH-2	102*	31.2*	0.09*	0.08*
RTDDH-3	216	45.7	0.11	0.03
DDH04-20A	292	47.7	0.16	0.11
Weighted Average:		44.9	0.12	0.07

* These values were corrected due to previously mentioned small errors in intervals.

In a last step the average thickness of the deposit was calculated using the two sections A-A’ and B-B’ (Figures 8 & 9).

Table 12. Calculated average thickness of the Pampa de Pongo deposit.

Section		Miner. Area (m²)	Length (m)	Av. Thick- ness (m)	Miner. Area (m²)*	Length (m)*	Av. Thick-ness (m)*
A-A”		260,000	880	295	252,000	877.5	287
B-B’		343,000	1,060	324	343,000	1,055	325
	Weight. Ave.			311			306

* Values calculated by the present author taking a slightly different approach coincide well with Belik’s values.

The surface area of the deposit was calculated at 758,185 m² by using the outline of the magnetic 3D-0.7 SI shell at the -100 m level (Fig. 3)(Belik,2005).

The surface area of the deposit was calculated independently by Belik and Helsen using the averaged length of the sections assuming the deposit has a roughly circular shape. These surface areas by Belik and Helsen measure respectively 740,000 m² and 733,000 m². The latter value is lower because of slightly smaller estimates of the length or width of the sections. This difference is caused by variation in the selection for measuring the length of the section. In any case these surface areas may be considered equivalent in size.

Applying these values Belik and Helsen arrived at the following results.

Table 13. Total inferred resources (million metric tonnes) as calculated by Belik and Helsen.

Calculation	Surface area (m²) x	Aver. Thickness (m) x	Spec. Gravity (S.G.) x	Inferred Resources =Mt	Grade Fe (%), Cu (%), Au (g/T)
Belik	758,185	311	3.78	890 Mt	45.5, 0.12, 0.07
Helsen	732,898	306	3.78	848 Mt	44.9, 0.12, 0.07

Consequently it is recommended that the resource figure as determined by Helsen be utilized here.

Belik states that “good continuity of mineralization appears to exist in the central part of the deposit with thick intervals of continuous uniform mineralization encountered in holes 1, 3, 20A and 21. There is less certainty towards the margins of the deposit, particularly along the western and northern flanks although the magnetics suggest good continuity in these directions.”

South Zone

The South Zone valuation is based on the cross section C-C’ (Fig. 10), resource estimates by Belik (2005) and Helsen, and on the 3D magnetic inverse model interpretation. The estimates of both  Helsen and Belik match reasonably well, and because of the limited information available at the present moment the author does not recommend any adjustment to the data of Belik. It should be kept in mind that these resource estimates are based on only five drill holes in a horizon traced apparently over a distance of about 1,200 m. The resource estimate can only justify the South Zone resource as “inferred”. Following below are the procedure and estimates of Belik.

The South Zone consists of semi-massive to massive magnetite-sulphide mineralization within a horizon of about 120 m thickness and traced over a distance of 1.2 km. The top part has been eroded but is now covered by thick Quaternary and recent aeolian sand and gravel. The base of the deposit appears to be conformable with bedding although the mineralization in DDH04-19 extends well beyond this conformity. Belik explains this as a possible thickening of the zone toward the northeast but, when considering the depth of the mineralization in both DDH04-19 and RTDDH-9, the extent of the mineralization in both holes is almost equal which may imply that the horizon is actually thicker than initially assumed. The horizon dips about 30° to the northeast.

The western edge of the South Zone has dropped down by an estimated 125 m along a NE trending fault.

The 3D magnetic inversion model of the South Zone outlines two anomalies plunging 65° to the northeast: a small one associated with the down-dropped block to the west and a larger one associated with the main mineralized section to the east.

For the resource calculations, Section C-C’ was divided into four cells or segments which are:

  Cell  “A”: equals area up-dip from RTDDH-8, including both RTDDH-8 and DDH04-19.
  Cell  “B”: equals area between and including RTDDH-8 and RTDDH-9.
  Cell  “C”: equals area extending 133 m down dip from RTDDH-9 (equals length of intercept).
  Cell “D”: equals area of the western faulted segment including RTDDH-7 and DDH04-10.

The grades of the cells were obtained by calculating the weighted average of the mineralized intercepts of the combined holes for the corresponding cell (Table 14).

Table 14. Calculation of the area, weighted averages for grades of Fe, Cu, and Au for each cell and/or block

Cell	Drill holes	TrueThickness (m)	Mineral. Area (m²)	Fe (%)	Cu (%)	Au (G/T
East Block (Cells “A”, “B” & “C”)
“A”	RTDDH-8 & DDH04-19		18,054	37.2	0.14	0.22
“B”	RTDDH-8 & RTDDH-9		20,345	43.9	0.14	0.19
“C”	RTDDH-9, down dip		16,872	48.0	0.18	0.24
	Total Area/Wt. Ave. grades for East Block	105	55,271	43.0	0.15	0.22
West Block (Cell “D”)
“D”	RTDDH-7 & DDH04-10	45	20,700	43.8	0.27	0.26

The surface area of the 3D inversion anomaly associated with the main eastern zone or block is about 256,000 m² and with the faulted west block about 30,000 m². Using these surface dimensions, with no allowance for thickening of mineralization to the northeast, the following is an estimate of the resources contained in the South Zone:

Table 15. Total inferred resources (million metric tonnes) for the South Zone as calculated by Belik.

South Zone	Surface area (m²) x	Aver. Thickness (m) x	Spec. Gravity (S.G.) x	Inferred Resources =metric tonnes	Grade Fe (%), Cu (%), Au (g/T)
East Block	256,000	105	3.68	98,918,000*	43.0, 0.15, 0.22
West Block	30,000	45	3.70	4,995,000*	43.8, 0.27, 0.26
				103,913,000	43.0, 0.16, 0.22

   *  These values in the Belik report were rounded off to 100 and 5 MT.

As in the Central Zone, good continuity of mineralization between holes appears to exist which correlates well with the magnetic model. Based on this apparent continuity and the uniformity of the mineralization in the drill holes and between drill holes, Belik considers it reasonable to assign 65% of the South Zone resources to the “indicated” resource category with the balance as “inferred”.

The author at present considers the information not sufficient to assign any area to the indicated category yet. The distribution of the diamond drill holes considered for the calculation of the resources in the South Zone is based on five holes which represent a density of one diamond drill hole per 5.7 hectares.

INTERPRETATION AND CONCLUSIONS

Extensive airborne exploration work by Rio Tinto Mining and Exploration, Sucursal Perú resulted in the discovery of two airborne magnetic anomalies about 5 km apart. This discovery was followed by work consisting of additional geophysical and geological surveys, diamond drilling by both Rio Tinto and Cardero Resource Corp., and by 3D magnetic modeling. Cardero is the present owner of the Pampa de Pongo property which is located only a few kilometers south of the Marcona magnetite mine operations. Both Marcona and Pampa de Pongo occur in the Coastal Cordillera of Southern Peru known for its magnetite deposits.

Subsequent diamond drilling programs confirmed the existence of two magnetite ore deposits. Resources were calculated for both magnetite bodies by combining the drill results from both corporations. The inferred resource estimates are as follows:

Table 16. Inferred Resources of the Central and South Zones of the Pampa de Pongo property.

Mineralized Zone	Inferred Resources	Grade Fe %, Cu %, Au g/T
Central Zone	848 Million tonnes	44.9, 0.12, 0.07
South Zone – East	100	43.0, 0.15, 0.22
South Zone – West	5	43.8, 0.27, 0.26
Total	953	44.7, 0.12, 0.09

The mineralization in many of its aspects is comparable to other deposits in the Southern Coastal Cordillera of Peru and deposits in the Chilean Cretaceous iron belt. This type of iron-oxide ± Cu-Au is also referred to as the Olympic Dam type.

Mineralization occurs as large semi-massive to massive replacement zones. The host rock consists of sedimentary and volcanic units of the Upper Jurassic Jahuay Formation. Good continuity of mineralization appears to exist in the central part of the deposit with thick intervals of continuous uniform mineralization.

Diamond drilling has proven to be difficult because of the extensive and thick aeolian sands and alluvial deposits that cover the blind magnetite ore bodies. This evokes immediately the type of mining to be used since an open pit operation is out of the question. In this regard the Kiruna and Malmberget mines were mentioned for their successful sublevel block caving method of mining for more than 100 years and now at more than 1,000 m below surface.

The author is satisfied by the amount of work carried out and the professional way this was done.

RECOMMENDATIONS

At present the two major recommendations are:

1.

preliminary evaluation of the current costs of underground mining, processing, shipping, infrastructure and other relevant costs to look into the potential economic viability of the deposit.

2.

Diamond drill program to improve upon the current inferred resource category.

The size of the Pampa de Pongo inferred resource is huge. Much additional diamond drilling on a denser grid pattern will be required to improve upon the present resource category toward an indicated resource. At present the two closest holes are at a distance of 84 m from each other. The outline of this drill pattern may be enhanced by more detailed and more sensitive ground magnetic surveys. The area is large so it may be divided into smaller exploration areas or blocks measuring 200 m x 200 m (4 hectares).

Details on the suggested drilling are given in the budget proposal.

PROPOSED PRELIMINARY BUDGET FOR DIAMOND DRILLING, GEOCHEMICAL ANALYSES, AND CONTINGENCY PURPOSES

A preliminary budget of US $ 3,600,000 is suggested in order to advance significantly the Pampa de Pongo mineralization from the present “Inferred Resource” into a more defined higher “Indicated Resource” category.

This preliminary budget will include funds predominantly for additional diamond drilling, geochemical analyses and assays of the drill core, as well as funds for any contingency purposes and some detail geophysics to help in the strategic drill hole locations where needed.

The major part of the funds obviously will be used for diamond drilling on the Central Zone of the Pampa de Pongo mineralization. Drilling on a 200 m x 200 m grid pattern that covers most if not entirely the Central Zone would require a total of 30 holes. The following characteristics are given for the drill program:

  Width and length of the Pampa de Pongo mineralization: 877.5 m x 1,055 m
  A grid pattern of blocks each measuring 200 m x 200 m which equals an area of 4 hectares
  Cost per meter all included of HQ/NQ core: US$ 100.00/m
  Total cost/ddh to a depth of 800 m (minimum): US $ 80,000
  The deepest hole, DDH04-21 at 784.4 m, hence a vertical depth of 800 m is suggested unless the mineralization stops earlier.
  2 m interval/sample at a cost of US $ 30.00/sample for geochemical analysis and shipment

The total cost of 30 holes for the Central Zone to a depth of ± 800 m amounts to US $ 2,400,000.

The remaining US $ 600,000 designated for the drill program (representing ± 7.5 holes of 800 m depth) could then be used in strategically chosen sites on the South Zone mineralization to improve on the current resource category, or for the same reasons and purpose on the Central Zone mineralization.

The subsequent US $ 600,000 are designated for geochemical analyses, assays and quality control. With a total estimate of 37.5 ddh x 400 2 m interval samples/ddh at US $ 30/sample = US $ 450,000.

The remaining US $ 150,000 can be designated to contingency plan purposes or detailing geophysics to help in the location of these 7 or 8 strategical diamond drill holes as mentioned above.

1.

Diamond drilling on Central Zone:

US $ 2,400,000

2.

7 to 8 strategical drill holes on South Zone or Central Zone:

US $    600,000

3.

Geochemical analyses, and quality control

US $    450,000

4.

Detailed geophysics, contingency plan purposes, etc…

US $    150,000

             Grand Total:

US $ 3,600,000

J. N. Helsen, Ph. D., P. Geo

3380 Newmore Avenue

Consulting Geologist

Richmond, B.C., Canada

International Mineral Exploration

V7C 1M6

Tel/Fax: (604) 271 - 3384

e-mail:Jhelsen@telus.net

CERTIFICATE of AUTHOR

I, Jan N. Helsen, P. Geol., do hereby certify that:

1.

I am an independent consulting geologist with an office at 3380 Newmore Avenue,

Richmond, British Columbia, Canada, V7C 1M6.

2.

I graduated with a Licenciaat in Geology from the University of Leuven, Belgium in 1968. In addition, I have obtained a M. Sc. (1970) and a Ph.D. (1976) in Geology, from McMaster University in Hamilton, Ontario, Canada. I taught for one year, as an associate professor, at Laurentian University, Sudbury, and one year at the University of Waterloo University.

3.

I am a fellow of the Geological Association of Canada, member of the Society of Economic Geologists, member of the Association of Professional Engineers and Geoscientists of British Columbia, and a member of the Prospectors and Developers Association of Canada.

4.

I have worked as a geologist for more than 35 years since my graduation from university.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of the technical report titled “Geological Valuation Report of the Pampa de Pongo Property, Arequipa Department, Caravelí Province,” and dated August 6, 2005.  I visited the Pampa de Pongo Property between April 7 and April 14, 2005, and investigated the diamond drill core of Rio Tinto in Lima and Cardero in Lomas. This trip with time spent on research and visit took 8 days including 4 days travel (return) to Vancouver.

7.

I have not had prior involvement with the property which is the subject of the Technical Report.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.

I have read the National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

LIST OF REFERENCES

AME Mineral Economics, report on research by AME, July 27, 2005, Taken from the AME Mineral Economics web site.

Belik, G. D., March 22, 2005, Geological Report and Mineral Resource Estimate on the Pampa de Pongo Property, Department of Arequipa, Caraveli Province, Peru for Cardero Resource Corp., Vancouver, BC.

Bellido B., Eleodoro, 1986, Chapter on “Iron deposits” in El Perú Minero, ed. Mario Samamé Boggio, Tomo IV, Yacimientos (3).

Bellido B., Eleodoro, 1984, Chapter on “Physiography, Morphostructural Features” in El Perú Minero, ed. Mario Samamé Boggio, Tomo III, Geología – from  Bellido B., Eleodoro, 1984, “Sinopsis de la Geología del Perú”, Lima, 1969 (Boletín del Servicio de Geología y Minería, No. 22) ”.

C.I.M.,  February 2003, CIMVAL Standards and Guidelines  - Standards and Guidelines for Valuation of Mineral Properties, Special Committee of the Canadian Institute of Mining, Metallurgy and Petroleum on Valuation of Mineral Properties (CIMVAL) February 2003 (Final Version).

Hawkes, Nicholas, Clark, Alan H., and Moody, Timothy C.,2002, Marcona and Pampa de Pongo: Giant Mesozoic Fe – (Cu, Au) Deposits in the Peruvian Coastal Belt, in Porter, T. M. (Ed.), Hydrothermal Iron Oxide Copper-Gold & Related Deposits: A Global Perspective, Vol. 2, PGC Publishing, Adelaide, pp. 115-130.

Mining Technology, June 6, 2005, LKAB – Malmberget Iron Ore Mine, Sweden, taken from the Mining-Technology web site.

Mining Technology, April 26, 2005, LKAB – Kiruna Iron Ore Mine, Sweden, taken from the Mining-Technology web site.

Porter, T.M., 2002, ed., Hydrothermal Iron Oxide Copper-Gold & Related Deposits: A Global Perspective, Volume 2.

Putzer, Hannfrit, 1976, Metallogenetischen Provinzen in Sudamerika, E. Schweizerbart’sche  Verlagsbuchhandlung (Nägele u. Obermiller), Stuttgart.

Ruiz Fuller, Carlos, and Peebles L., Federico, 1988, Chapter “Yacimientos de Metales Ferrosos”, pp. 133-161, in Geología, Distribución y Génesis de los Yacimientos Metalíferos Chilenos, Editorial Universitaria, S.A., Santiago de Chile.

ADDENDUM OF AUGUST 31, 2005

DATA VERIFICATION

(Section 3.2)

Data verification has been dealt with in detail throughout the text and in particular in the appropriate sections on mineralogical information, diamond drill core sections, geochemical and assay results and duplicate results, geophysical data, and inferred resource calculations.

To reiterate the author conducted the following careful verification of all the available information:

  Detailed visual inspection of all Cardero drill holes and borehole logs at the secure core storage facility in Lomas. Inspection of the Rio Tinto boreholes stored at the secure storage facility in Lima.
  Inspection and confirmation of the existence of duplicate samples submitted for analysis on quarter splits in both Cardero and Rio Tinto sections.
  Statistical analysis of the results of quarter splits and half splits was conducted by the author in order to verify the correlation between samples and/or elements analyzed for.
  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally representative blind duplicate samples were forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.
  Mineralization was verified with the naked eye, the help of a binocular microscope, and physical tests.
  Calculations of other authors involved in the project were verified.  In this way minor errors were found predominantly caused by computation errors such as length intervals. These errors have been mentioned where necessary. Overall these errors are minor and do not adversely affect the outcome of the data except where mentioned in detail in the text.

INFERRED RESOURCES

(Section 3.4 c)

  Confirmation of the visible magnetite mineralization in the core sections of the diamond drill holes backed up by binocular microscope confirmation, magnetism tests and geochemistry.
  Inspection and valuation of the geochemical and assays results were conducted on the mineralization but excluded the upper part of the body which contains well developed magnetite mineralization but is intersected and cross-cut by abundant “Ocoite” dykes and sills which reduce the continuity and results in significant dilution of the mineralization.  Note this upper magnetite zone was not used in any subsequent calculations.
  The dimension of the magnetite body is based on a combination of diamond drill hole intersections and 3D modeling of high resolution magnetics.  Note that there is an excellent correlation between the modeled magnetic body and borehole intersections RT-DDH-01, -02 – 03 and DDH04-20A and -21.  The overall orebody dimensions are comparable to the subjacent Marcona orebodies as well as geologically similar styles of mineralization present within the Chilean Iron Belt.
  The thickness of the magnetite body based on drill sections A-A’ and B-B’ for the “Central Zone” and C-C’ for the South Zone. The sections were then divided into 25 m intervals sub-divided to calculate the overall thickness of the magnetite body to be used in the estimation of the “Inferred Resources”.
  The assumption was made that the magnetite mineralization has good continuity throughout the magnetite body.  This is based on experience and/or comparisons with similar styles of mineralization at the Marcona mine as well as within the Chilean Iron Belt. Boreholes RTDDH-01, DDH04-20A and -21 intersected true widths of 216m @ 51.1% Fe, 282m @ 47.4% Fe and 302m @ 51.6% Fe respectively.  Relative to RTDDH-01 this represents step-outs of 45m and 295m respectively as illustrated in Section A – A’.  The grade of the magnetite body is based on the weighted averages for Fe (%), Cu (%) and Au (g/T) which does not assume homogeneous mineralization throughout the entire body.

Regard to the “inferred resources” calculation (section 3.4 c) the author based his estimates on the following information:

The next phase of diamond drilling should be carried out on a more densely spaced and more systematic grid.